UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                                KINETIC CONCEPTS INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     49460W-01-0
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 18, 1996
                            (Date of Event which Requires
                              Filing of this Statement)





     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 28
                           Exhibit Index Located on Page 26





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 2 of 28







       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         PN



     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 3 of 28







       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         PN



     *   See Item 5 below





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 4 of 28






       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         EP



     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 5 of 28






       1   Name of Reporting Person        UNITED BROTHERHOOD OF CARPENTERS
                                           AND JOINERS OF AMERICA LOCAL UNIONS
                                           AND COUNCILS PENSION FUND

           IRS Identification No. of Above Person                    52-6075035

       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY

       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                Washington, D.C.


                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,480,100*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*


       14   Type of Reporting Person                                         EP

     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 6 of 28






       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211

       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY

       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,480,100*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 7 of 28







       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                   -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                     PN, IA



     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 8 of 28







       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                   -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         CO



     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 9 of 28







       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                           -0-*

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                      -0-*
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         IN



     *   See Item 5 below.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 10 of 28







       1   Name of Reporting Person                      PRISM PARTNERS I, L.P.

           IRS Identification No. of Above Person                    94-3172939
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         PN



     *   See Item 5 below





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 11 of 28







       1   Name of Reporting Person                WEINTRAUB CAPITAL MANAGEMENT

           IRS Identification No. of Above Person                    94-3151493
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                     PN, IA



     *   See Item 5 below





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 12 of 28







       1   Name of Reporting Person                         JERALD M. WEINTRAUB

           IRS Identification No. of Above Person                   ###-##-####
       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,480,100*
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                    -0-
        PERSON WITH
                         10    Shared Dispositive Power              3,480,100*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,480,100*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]


       13   Percent of Class Represented by Amount in Row 11              7.9%*

       14   Type of Reporting Person                                         IN



     *   See Item 5 below





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 13 of 28


             Item 1.  Security and Issuer

             This Amendment No. 2 to Schedule 13D relates to shares of common stock (the "Common Stock") of Kinetic Concepts Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Amendment to Schedule 13D is being filed because of certain purchases of Common Stock described below.

             Item 2. Identity and Background

             This Schedule 13D is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund ("UBC"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; Prism Partners I, L.P., a California limited partnership ("Prism"); Weintraub Capital Management, a California general partnership ("WCM"); and Jerald M. Weintraub, the managing general partner of WCM. Stinson, BK IV, the Carpenters Trust, UBC, ICSOPP, RCBA L.P., RCBA Inc., and Richard C. Blum are referred to herein as the "Blum Reporting Persons." Prism, WCM, and Jerald M. Weintraub are referred to herein as the "Weintraub Reporting Persons."

             Blum Reporting Persons

             Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to the Carpenters Trust, UBC and ICSOPP.

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 14 of 28


                                                             Principal
           Name and                                Citizen-  Occupation
           Office Held        Business Address       ship    or Employment


           Richard C. Blum    909 Montgomery St.     USA     President and
           President,         Suite 400                      Chairman,
           Chairman and       San Francisco, CA              RCBA L.P.
           Director
           Nils Colin Lind    909 Montgomery St.    Norway   Managing
           Managing           Suite 400                      Director,
           Director,          San Francisco, CA              RCBA L.P.
           Assistant
           Secretary and
           Director

           Jeffrey W. Ubben   909 Montgomery St.     USA     Managing
           Managing Director  Suite 400                      Director of
           of Investments     San Francisco, CA              Investments,
                                                             RCBA L.P.

           Alexander L.       909 Montgomery St.     USA     Managing
           Dean, Jr.          Suite 400                      Director of
           Managing Director  San Francisco, CA              Investments,
           of Investments                                    RCBA L.P.
           and Director
           George F. Hamel,   909 Montgomery St.     USA     Managing
           Jr.                Suite 400                      Director of
           Managing Director  San Francisco, CA              Marketing,
           of Marketing                                      RCBA L.P.

           John H. Steinhart  909 Montgomery St.     USA     Managing
           Managing           Suite 400                      Director and
           Director, Chief    San Francisco, CA              Chief
           Administrative                                    Administrativ
           Officer and                                       e Officer,
           Secretary                                         RCBA L.P.
           Marc T.            909 Montgomery St.     USA     Managing
           Scholvinck         Suite 400                      Director and
           Managing           San Francisco, CA              Chief
           Director, Chief                                   Financial
           Financial Officer                                 Officer, RCBA
           and Assistant                                     L.P.
           Secretary

           Peter E.           909 Montgomery St.     USA     Managing
           Rosenberg          Suite 400                      Director of
           Managing Director  San Francisco, CA              Development,
           of Marketing and                                  RCBA L.P.
           Director





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 15 of 28


                                                             Principal
           Name and                                Citizen-  Occupation
           Office Held        Business Address       ship    or Employment


           Michael Kane       909 Montgomery St.     USA     Managing
           Managing Director  Suite 400                      Director of
           of Investments     San Francisco, CA              Investments,
                                                             RCBA L.P.
           Thomas L. Kempner  40 Wall Street         USA     Chairman,
           Director           New York, NY                   Loeb Partners
                              10005                          Corporation,
                                                             Investment
                                                             Banking
                                                             Business

             The Carpenters Trust is a trust governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                            Principal
          Name and                                Citizen-  Occupation
          Office Held        Business Address       ship    or Employment


          Curtis Conyers,    4719 Exposition         USA    President,
          Jr., Trustee       Boulevard                      Richard Lane
                             Los Angeles, CA                Company
                             90016
          Kim Frommer,       22225 Acorn Street      USA    President,
          Trustee            Chatsworth, CA 91311           Frommer Inc.

          Richard Harris,    1717 West Lincoln       USA    General
          Trustee            Avenue                         Manager,
                             Anaheim, CA 92801              Wessain
                                                            Construction
                                                            Co., Inc.
          Ralph Larlson,     1925 Water Street       USA    President,
          Trustee            Long Beach, CA 90802           Connolly-
                                                            Pacific Co.

          Bert Lewitt,       2901 28th Street        USA    President,
          Trustee            Santa Monica, CA               Morley
                             90405                          Construction
                                                            Co.

          Ronald N. Tutor,   15901 Olden Street      USA    President,
          Co-Chairman,       Sylmar, CA 91342               Tutor-Saliba
          Trustee                                           Corporation





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 16 of 28


                                                            Principal
          Name and                                Citizen-  Occupation
          Office Held        Business Address       ship    or Employment


          J.D. Butler,       412 Dawson Drive        USA    Executive
          Trustee            Camarillo, CA 93010            Secretary,
                                                            Gold Coast
                                                            District
                                                            Council of
                                                            Carpenters
          James K. Bernsen,  520 South Virgil        USA    Secretary-
          Trustee            Avenue                         Treasurer,
                             Los Angeles, CA                Southern
                             90020                          California-
                                                            Nevada
                                                            Regional
                                                            Council of
                                                            Carpenters

          Douglas J.         520 South Virgil        USA    General
          McCarron, Trustee  Avenue                         President, UBC
                             Los Angeles, CA
                             90020

          Bill Perry,        520 South Virgil        USA    Administrative
          Trustee            Avenue                         Assistant,
                             Los Angeles, CA                Southern
                             90020                          California
                                                            District
                                                            Council of
                                                            Carpenters
          Buddy Self,        911 20th Street         USA    Financial
          Trustee            Bakersfield, CA                Secretary,
                             93301                          Carpenters
                                                            Local Union
                                                            743

             UBC is a trust governed by a board of trustees. Its principal office is located at 101 Constitution Avenue, N.W., Washington, DC 20001. The name, address, citizenship and principal occupation of the executive officers and trustees are as follows:

                                                          Principal
          Name and                               Citizen- Occupation
          Office Held          Business Address    ship   or Employment
          Douglas J. McCarron, 520 South Virgil     USA   General
          General President    Avenue                     President, UBC
          and Trustee          Los Angeles, CA
                               90020





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 17 of 28


                                                          Principal
          Name and                               Citizen- Occupation
          Office Held          Business Address    ship   or Employment

          Douglas J. Banes,    101 Constitution     USA   First General
          First General Vice   Avenue, N.W.               Vice President,
          President and        Washington, D.C.           UBC
          Trustee              20001
          Andres J. Silins,    101 Constitution     USA   Second General
          Second General Vice  Avenue, N.W.               Vice President,
          President and        Washington, D.C.           UBC
          Trustee              20001

          James T. Patterson,  101 Constitution     USA   Secretary-
          Secretary-Treasure   Avenue, N.W.               Treasurer, UBC
          and Trustee          Washington, D.C.
                               20001

          Byron G. Black       150 Cambria Road     USA   Business
                               North                      Representative
                               Goderich,                  Carpenters Local
                               Ontario  N7A 2R1           Union 2222
          Kenneth H. Busch     130 Tri-County       USA   Secretary and
                               Parkway,                   Business Manager
                               Suite 403                  Southwest Ohio
                               Cincinnati, OH             District Council
                               45246                      of Carpenters

          Jim R. Green         448 Hegenberger      USA   Executive
                               Road                       Secretary
                               Oakland, CA                Bay Counties
                               94621-1418                 District Council
                                                          of Carpenters

             ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address, citizenship and principal occupation of each of the trustees and executive officers of ICSOPP are as follows:
                                                             Principal
          Name and                                 Citizen-  Occupation
          Office Held        Business Address        ship    or Employment


          Robert E. Vagley,  American Insurance       USA    President,
          Fiduciary          Association                     American
                             1130 Connecticut                Insurance
                             Avenue, N.W.                    Association
                             Washington, DC 20036





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 18 of 28


                                                             Principal
          Name and                                 Citizen-  Occupation
          Office Held        Business Address        ship    or Employment


          Fred R. Marcon,    Insurance Services       USA    President,
          Fiduciary          Office                          Insurance
                             7 World Trade Center            Services
                             New York, NY 10048              Office
          Gail P. Norton,    Industrial Risk          USA    President &
          Fiduciary          Insurers                        CEO,
                             85 Woodland Street              Industrial
                             Hartford, Connecticut           Risk Insurers
                             06102

          A. James Brodsky,  Insurance Company        USA    Director,
          Director           Supported                       Insurance
                             Organizations Pension           Company
                             Plan and Trust                  Supported
                             1130 Connecticut                Organizations
                             Avenue, N.W.                    Pension Plan
                             Washington, DC 20036            and Trust

             Weintraub Reporting Persons

             Prism is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 406, San Francisco, California 94133. WCM is the sole general partner of Prism.

             WCM is a California general partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. WCM is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The general partners of WCM are Jerald M. Weintraub and Melody R. Howe Weintraub. The addresses, citizenship and principal occupations of the general partners of WCM are as follows:

                                                             Principal
          Name and                                  Citizen- Occupation
          Office Held          Business Address       ship   or Employment

          Jerald M. Weintraub  909 Montgomery St.     USA    Managing
          Managing General     Suite 406                     General
          Partner              San Francisco, CA             Partner,
                               94133                         Weintraub
                                                             Capital
                                                             Management





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 19 of 28


          Melody R. Howe       909 Montgomery St.     USA    Political
          Weintraub            Suite 406                     Consultant
          General Partner      San Francisco, CA
                               94133

                                       *   *   *

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the Weintraub Reporting Persons.

             Item 4. Purpose of Transaction.

             The Blum Reporting Persons and the Weintraub Reporting Persons each acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Other than as set forth in this statement, neither the Blum Reporting Persons nor the Weintraub Reporting Persons have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of
             Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 44,018,942 shares of Common Stock issued and outstanding as of October 21, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 20 of 28


             Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                               Shares of
                                                Common       Percentage
              Name                            Stock Owned       Owned

              Stinson                          375,200          0.9%
              BK IV                            151,000          0.3%

              Carpenters Trust               1,845,800          4.2%

              UBC                              240,100          0.5%
              ICSOPP                           307,700          0.7%

              Prism                            200,000          0.5%
                                             _________          ____
                      Total                  3,119,800          7.1%
                                             =========          ====

             In addition, because RCBA L.P. has voting and investment power with respect to 360,300 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

             Voting and investment power with respect to the above shares held by Stinson, BK IV, Carpenters Trust, UBC, ICSOPP and The Common Fund are held solely by RCBA L.P. The Blum Reporting Persons therefore may be deemed to be members in a group, in which case each Blum Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,280,100 shares of the Common Stock, which is 7.5% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although
             Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 21 of 28


             Voting and investment power with respect to the above shares held by Prism are held solely by WCM. The Weintraub Reporting Persons therefore may be deemed to be members in a group, in which case each Weintraub Reporting Person would be deemed to have beneficial ownership of an aggregate of 200,000 shares of the Common Stock, which is 0.5% of the outstanding Common Stock. As the managing general partner of WCM, Jerald M. Weintraub might be deemed to be the beneficial owner of the securities beneficially owned by WCM. Although Jerald M. Weintraub is joining in this Schedule as a Weintraub Reporting Person, the filing of this Schedule shall not be construed as an admission that he is, for any purpose, the beneficial owner of any of the securities that are beneficiary owned by WCM.

             Certain of the shares of Common Stock owned by the Reporting Persons were acquired in block trades by the Blum Reporting Persons and the Weintraub Reporting Persons. These shares were then divided among the Reporting Persons. Because of the block trades, the Blum Reporting Persons and the Weintraub Reporting Persons may be deemed to have constituted a group for purposes of acquiring certain shares of the Common Stock. Thus, the Reporting Persons have reported their holdings in aggregate on Lines 8, 10, 11, and 13 of
             Schedule 13D, i.e., 3,480,100 shares of Common Stock, which is 7.9% of the outstanding Common Stock. Although each of the Reporting Persons identified might be deemed to be part of a group by virtue of the acquisition of the shares specified in the first sentence of this paragraph, they all, except as disclosed herein, disclaim acting as a group and disclaim "beneficial ownership" in the shares of each of such persons (other than himself, herself, or itself). No Blum Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Weintraub Reporting Person or exercise investment discretion over any account managed by any Weintraub Reporting Person. Conversely, no Weintraub Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Blum Reporting Person or exercise investment discretion over any account managed by any Blum Reporting Person.

             (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 22 of 28


                     Name          Trade Date    Shares     Price/Share

             Stinson                08/07/96          300     14.00
                                    08/09/96        2,700     14.13
                                    08/15/96        2,500     14.00
                                    09/20/96       35,000     13.63
                                    10/07/96        8,400     14.88
                                    10/08/96       19,300     14.88
                                    10/18/96       39,700     13.29
                                    10/18/96       52,800     13.13
                                    10/18/96       11,100     13.00
                                    10/22/96       10,000     12.50
             BK IV                  08/07/96          600     14.00
                                    08/09/96        5,000     14.13

             Carpenters Trust       08/07/96        2,100     14.00
                                    08/09/96       31,900     14.13
                                    08/15/96       29,400     14.00
                                    10/07/96        6,600     14.88
                                    10/08/96       15,700     14.88

             UBC                    10/09/96       72,600     14.50
                                    10/10/96        5,000     14.25
                                    10/14/96       32,500     14.42
                                    10/16/96       40,000     14.13
                                    10/17/96       30,000     14.13
                                    10/18/96       21,400     13.29
                                    10/18/96       28,600     13.13
                                    10/18/96       10,000     13.00
             ICSOPP                 08/09/96        3,400     14.13
                                    08/15/96        3,100     14.00
                                    10/18/96       13,900     13.29
                                    10/18/96       18,600     13.13
                                    10/18/96        3,900     13.00

             The Common Fund        08/07/96        3,000     14.00
                                    08/09/96        7,000     14.13
             Prism                  10/18/96       29,000     13.13

             (d) and (e)   Not applicable.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits,





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 23 of 28


             division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 24 of 28


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  October 28, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &              By Richard C. Blum &
                Associates, L.P., its             Associates, Inc., its
                General Partner                   General Partner

                By Richard C. Blum &
                   Associates, Inc., its          By /s/John H. Steinhart
                   General Partner                   _______________________
                                                     John H. Steinhart,
                                                     Secretary
                   By /s/John H. Steinhart
                      ____________________
                      John H. Steinhart,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.

             THE CARPENTERS PENSION TRUST
             FOR SOUTHERN CALIFORNIA           By /s/John H. Steinhart
                                                  __________________________
             UNITED BROTHERHOOD OF                John H. Steinhart,
             CARPENTERS AND JOINERS OF            Secretary
             AMERICA LOCAL UNIONS AND
             COUNCILS PENSION FUND
                                               /s/ John H. Steinhart
             INSURANCE COMPANY SUPPORTED       _____________________________
             ORGANIZATION PENSION PLAN         RICHARD C. BLUM

             By Richard C. Blum &              By John H. Steinhart
                Associates, L.P., its             Attorney-in-Fact
                Investment Adviser

                By Richard C. Blum &
                   Associates, Inc., its
                   General Partner


                   By /s/John H. Steinhart
                      ______________________
                      John H. Steinhart,
                      Secretary

     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 25 of 28


             PRISM PARTNERS I, L.P.            WEINTRAUB CAPITAL MANAGEMENT

             By Weintraub Capital
                Management, its General
                Partner                        By /s/Jerald M. Weintraub
                                                  ____________________________
                                                  Jerald M. Weintraub,
                                                  Managing General Partner
                By /s/Jerald M. Weintraub
                   _________________________
                   Jerald M. Weintraub,
                   Managing General Partner


             /s/Jerald M. Weintraub
             _______________________________
             JERALD M. WEINTRAUB





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 26 of 28


                                     INDEX TO EXHIBITS


                                                            Sequentially
             Item           Description                     Numbered Page

             Exhibit A      Joint Filing Undertaking             27





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 27 of 28


                                         EXHIBIT A
                                 JOINT FILING UNDERTAKING

             The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  October 28, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &              By Richard C. Blum &
                Associates, L.P., its             Associates, Inc., its
                General Partner                   General Partner

                By Richard C. Blum &
                   Associates, Inc., its          By /s/John H. Steinhart
                   General Partner                   _______________________
                                                     John H. Steinhart,
                                                     Secretary
                   By /s/John H. Steinhart
                      ____________________
                      John H. Steinhart,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.

             THE CARPENTERS PENSION TRUST
             FOR SOUTHERN CALIFORNIA           By /s/John H. Steinhart
                                                  __________________________
             UNITED BROTHERHOOD OF                John H. Steinhart,
             CARPENTERS AND JOINERS OF            Secretary
             AMERICA LOCAL UNIONS AND
             COUNCILS PENSION FUND
                                               /s/ John H. Steinhart
             INSURANCE COMPANY SUPPORTED       _____________________________
             ORGANIZATION PENSION PLAN         RICHARD C. BLUM

             By Richard C. Blum &              By John H. Steinhart
                Associates, L.P., its             Attorney-in-Fact
                Investment Adviser

                By Richard C. Blum &
                   Associates, Inc., its
                   General Partner


                   By /s/John H. Steinhart
                      ______________________
                      John H. Steinhart,
                      Secretary





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 28 of 28


             PRISM PARTNERS I, L.P.            WEINTRAUB CAPITAL MANAGEMENT

             By Weintraub Capital
                Management, its General
                Partner                        By /s/Jerald M. Weintraub
                                                  ____________________________
                                                  Jerald M. Weintraub,
                                                  Managing General Partner
                By /s/Jerald M. Weintraub
                   _________________________
                   Jerald M. Weintraub,
                   Managing General Partner


             /s/Jerald M. Weintraub
             _______________________________
             JERALD M. WEINTRAUB